UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46992

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GATEWAY FINANCIAL AGENCY CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1576 NW PINECREEK AVE.
(No. and Street)

ARCADIA (City) FL (State) 34266 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SUSAN NECULAE (Name) 863-993-2682 (Area Code – Telephone Number) GWAYFIN@YMAIL.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E. SYBELIA AVE. SUITE 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

JULY 28, 2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SUSAN NECULAE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GATEWAY FINANCIAL AGENCY CORPORATION, as of DECEMBER 31, 22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DeSoto County FL 02/03/2023

Roxane Wilson

Notary Public

Signature: Susan Neculae

Title: TREASURER

ROXANE WILSON
Notary Public, State of Florida
Commission# HH 139215
My comm. expires June 7, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GATEWAY FINANCIAL AGENCY CORPORATION

FINANCIAL STATEMENTS
DECEMBER 31, 2022

Gateway Financial Agency Corporation
Member FINRA

Rule 15c3-3 Exemption Report for the Year Ended December 31, 2022

To the best of my knowledge and belief Gateway Financial Agency Corporation, Broker/Dealer;

1. Operated under the (k)(1) exemption during the previous calendar year

2. Met the provisions of the exemption throughout the calendar year by limiting it's business actities to the sale of securities of Registered Investment Companies (Mutual Funds) without exception.

Signed by: _Susan Neculae_ FINOP
Susan Neculae

Date: _JANUARY 4, 2023_

15c3-3 Exemption

1576 NW Pine Creek Avenue   Arcadia, FL 34266
Phone 863-993-2682   FAX 863-993-2682

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland. FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Gateway Financial Agency Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gateway Financial Agency Corporation identified the following provision of 17 C.F.R. §15c3-3(k) under which Gateway Financial Agency Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provision) and (2) Gateway Financial Agency Corporation stated that Gateway Financial Agency Corporation met the identified exemption provision throughout the most recent fiscal year without exception. Gateway Financial Agency Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gateway Financial Agency Corporation's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company

Maitland, Florida

January 27, 2023

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | Certified Public Accountants | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Gateway Financial Agency Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gateway Financial Agency Corporation as of December 31, 2022, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gateway Financial Agency Corporation as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gateway Financial Agency Corporation's management. Our responsibility is to express an opinion on Gateway Financial Agency Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gateway Financial Agency Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Gateway Financial Agency Corporation's financial statements. The supplemental information is the responsibility of Gateway Financial Agency Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Gateway Financial Agency Corporation's auditor since 2020.

Maitland, FL

January 27, 2023

GATEWAY FINANCIAL AGENCY CORPORATION
BALANCE SHEET
DECEMBER 31, 2022

ASSETS

Current Assets

Cash	$	23,869
Prepaid Expenses		1,522
Total Assets	$	25,391

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts Payable	$	275
Professional Fees Payable		2,969
FINRA Assessment Payable		1,140
Total Liabilities		4,384

Stockholder's Equity

Common Stock, 1500 Shares Authorized, 200 Shares Outstanding, No Par Value	$	7,282
Additional Paid-In Capital		2,809
Retained Earnings		10,916
Total Stockholder's Equity		21,007
Total Liabilitites & Stockholders's Equity	$	25,391

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue		
Commissions From Mutual Fund Sales	$	5,246
Distribution Fees		39,752
Interest Income		2
Total Revenue		45,000
Agent's Commission Expense		33,598
Gross Profit		11,402
Operating Expenses		
Office Expense		3,322
Licenses and Fees		3,095
Taxes		375
Professional Fees		4,187
Total Operating Expenses		10,979
Profit or Loss From Operations		423
Retained Earnings		
Balance, January 1 2022		10,493
Balance, December 31, 2022	$	10,916

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CASH FLOWS - INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2022

Operations:

Net Income	$	423

Adjustments:

Decrease in Accounts Payable	(	487)
Cash Provided by Operations	$ (	64)
Cash at January 1, 2022	$	23,933
Cash at December 31, 2022	$	23,869

Supplemental Disclosure:

Cash paid for Interest	$	0
Cash paid for Taxes	$	0

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2022

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2021	$ 7,282	$ 2,809	$ 10493	$ 20,584
Net Income	0	0	423	423
Balance, December 31, 2022	$ 7,282	$ 2,809	$ 10,916	$ 21,007

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gateway Financial Agency Corporation (the "Company") operates a Securities Broker/Dealer. The Company earns commissions from the sale of mutual funds, variable annuities and variable life insurance.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawl restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2022, the Company had no uninsured cash balances.

Income Taxes

The Company has elected to be treated as an "S" Corporation whereby the individual stockholders are taxed on their share of the Company's taxable income. Therefore, no provisions for income taxes or credits are included on these financial statements. Tax returns for the period 2019 - 2022 are open to examination by the Internal Revenue Service.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Note 2 - Net Capital Requirement

As of December 31, 2022, the total net capital of the Company is nineteen thousand four hundred eighty five dollars ($19,485) which is fourteen thousand four hundred eighty five dollars ($14,485) in excess of it's net capital requirement of five thousand dollars ($5000).

Note 3 - Revenue Recognition

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. Commissions and fees received from the sale of mutual funds and variable annuities are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on the trade date.

Distribution Fees
The Company only enters into arrangements with Mutual Fund companies. The Company may receive distribution fees paid by the funds up front, over time or upon the investor's exit from the fund, known as contingent deferred sales charge.
The Company believes that it's performance obligation is the sale of mutual fund shares and as such this is fulfilled on the trade date. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 4 - Additional Requirements

The Company submitted a Computation of Net Capital, a Computation of Aggregate Indebtedness and the Percentage of Aggregate Indebtedness to Net Capital with the December 31, 2022 FOCUS Report Part IIA. There is no material difference between the audited computation and the un-audited computation filed on Part IIA.

The Company operates under Limited Business exemption (k) (1) from SEC Rule 15c3-3.

Note 5 - Related Party Transactions

The owners of the Company provide it office space, equipment, supplies and services necessary to conduct business operations for a monthly fee.
Included in the Financial Statements are the following amounts that have been paid to related parties.

Agents Compensation Expense Paid to Owner	$	33,598.
Office Expense Reimbursement Paid to Owner		3,300.

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022

(Continued)

Note 6 - Subordinated Liabilities

The Company has no liabilities subordinated to general creditors during the current or prior years.

Note 7 - Contingencies

The Company is unaware of any commitments or contingencies. The Company is not currently involved in any legal actions and currently has no attorney retained.

Note 8 - Subsequent Events

Management has evaluated subsequent events through the date on which the financial statements were available to be issued.

The Company determined it has no events or transactions occurring that require disclosure.

GATEWAY FINANCIAL AGENCY CORPORATION
SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2022

Computation of Net Capital

Total Ownership Equity from statement of financial condition $ 21,007

Less

Non-allowable assets:

Prepaid expenses (1,522)

Net Capital $ 19,485

Computation of Basic Net Capital Requirement

Minimum net capital required $5,000 $ 5,000

Net capital in excess of minimum requirement $ 14,485

Aggregate Indebtedness $ 4,384

Ratio of aggregate indebtedness to net capital 22.5%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2022